ASANKO GOLD REPORTS Q2 2016 RESULTS

Vancouver, British Columbia, August 15, 2016 – Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE MKT: AKG) reports its financial results for the three-month and six-month period ended June 30, 2016 ("Q2"). The Company released its production and revenue results for Q2 on July 20, 2016. All amounts are in US dollars unless otherwise stated.

Q2 2016 Highlights:

- Asanko Gold Mine produced 36,337 ounces of gold in its first quarter of commercial production, in line with guidance of 35,000 to 40,000 ounces of gold.
- Gross revenue of $43.2 million from gold sales of 35,074 ounces.
- Mining costs of $3.74/tonne mined and processing costs of $13.79/tonne milled in line with feasibility study with scope for further improvement as operations stabilize at steady state levels.
- Costs per unit of gold produced disproportionally high due to production of fewer gold ounces while ramping up to steady state and mechanical improvements made to the processing plant.
- Operations generated cash flow before working capital changes of $11.6 million.
- Working capital position improved to $21.5 million from $10.8 million at March 31, 2016.
- Balance sheet at June 30, 2016 remains strong with cash of $34.5 million and unrefined gold doré on hand with a market value of $10.2 million.
- Processing plant improvements, undertaken in Q2, along with mining of the main Nkran ore zones now resulting in steady state operations, with the processing plant milling 274,325 tonnes in July at 2.1 g/t gold to produce 17,042 ounces for the month.
- Guidance of 90,000 to 100,000 ounces of gold production for the second half of 2016 re-iterated.

Commenting on the Company's performance, Peter Breese, President and CEO, said *"The Asanko Gold Mine delivered a solid set of results for its first quarter of commercial production. On the operational side, two of the main ore zones in the Nkran pit started to be encountered towards the end of the quarter and, after a number of operational improvements and de-bottlenecking on the plant, the operations are now running at steady state levels, with the processing plant producing over 17,000 ounces of gold in July.*

On the financial side, the operations are now generating positive cash flow. Whilst costs per ounce of gold produced were high, this was expected as the mine was still ramping up to steady-state levels. Importantly, the mining and processing unit costs are in line with our feasibility estimates and are expected to improve. With a substantial increase in gold production expected during the second half of the year, we expect costs to decrease towards our life of mine forecasts."

This news release should be read in conjunction with Asanko's Management Discussion and Analysis and the Consolidated Financial Statements for the quarter, which are available at www.asanko.com and filed on SEDAR. There are no comparative numbers for the period as commercial production was declared on April 1, 2016.

Key Operating and Financial Highlights
Asanko Gold Mine, 100% basis

	Q2 2016
Waste Mined (Mt)	5,816,173
Ore Mined (Mt)	1,242,657
Strip Ratio (W:O)	4.7:1
Mining Cost ($/t mined)	3.74
Ore Processed (t)	702,318
Gold Feed Grade (g/t Au)	1.69
Recovery (%)	92
Processing Cost ($/t milled)	13.79
Gold Production (oz)	36,337
Gold Sales (oz)	35,074
Average Realised Gold Price ($/oz)	1,231
Cash Operating Costs[1] ($/oz)	785
Total Cash Costs[1] ($/oz)	846
All in Sustaining Costs[1] ($/oz)	1,280
Revenue ($m)	43.3
Production Costs, including Royalties ($m)	30.0
Income from Mine Operations ($m)	0.33
Net Loss ($m)	(12.5)
Adjusted Net Loss ($m)	(11.8)
Operating Cash Flow before Working Capital Changes ($m)	$11.6
Net Loss per Share	($0.06)
Adjusted Net Loss per Share	($0.06)
Operating Cash Flow per Share	$0.06

Q2 2016 Operational Results

- Mining operations continued exclusively in the Nkran pit where bulk mining of the periphery of the main ore zones was undertaken to open up access to the main ore body by the end of Q2.
- 5.8 million tonnes ("Mt") of waste removed from the pit and 1.2Mt of ore mined at a strip ratio of 4.7:1. As anticipated, the bulk mining resulted in higher levels of dilution and gold losses than are expected at steady state levels, resulting in an average grade of mined ore of 1.48 g/t gold.
- Processing plant processed 702,318 tonnes of ore at an average grade of 1.69 g/t gold and the average gold recovery was 92% for the quarter resulting in gold production of 36,337 ounces.

- Ore processing was limited in Q2 by a number of maintainance improvements which were undertaken in the processing plant. This, combined with mining the main ore zones in the Nkran pit, have resulted in operations now running at steady state with the processing plant milling 274,325 tonnes in July at 2.1 g/t gold to produce 17,024 ounces of gold for the month.

Q2 2016 Financial Performance

- The Company sold 35,074 ounces of gold at an average realized gold price of $1,231 for total gold revenue of $43.2 million.
- Production costs, including a 5% royalty paid to the Ghanaian government, were $30 milllion resulting in an operating margin of $13.3 million. Depletion and depreciation charges of $13 million largely offset this margin resulting in Earnings from Mine Operations of $0.33 million.
- Q2 cash operating costs[1] and total cash costs[1] were $785 and $846 per ounce respectively.
- Q2 all-in-sustaining costs ("AISC")[1] were $1,280 per ounce, of which $346 per ounce relates to deferred stripping costs.
- The operations generated positive cash flow during the quarter, with cash flow from operations of $11.6m before changes in non-cash working capital.

Q2 2016 Liquidity and Capital Resources

- The Company has a strong balance sheet, with a significant cash balance of $34.5 million as at June 30, 2016 with an additional $10.2m in gold doré on hand.
- During Q2, the working capital position of the Company improved to $21.5m from $10.8m at the end of the last quarter.
- The Company received its first VAT refund from the Ghanaian tax authorities, which totaled $5.7m. The Company continues to incur VAT expenditures on goods and services and going forward expects VAT outflows to be offset by VAT inflows. As at June 30, 2016 the Company has a VAT receivable balance of $29.2 million.
- The existing loan facilty with RK Mine Finance Trust I was amended in order to defer the repayment of the principal for two years. The amendment provides that the first principal repayment will now be payable on July 1, 2018. A deferral fee of 2% ($3.275 million) of the loan principal was paid as part of the agreement.

2016 Outlook and Opportunities

The Company re-iterates its production guidance of 90,000 to 100,000 ounces of gold production for the second half of 2016. Cash operating costs and AISC are expected to improve in the second half of 2016 as steady state operations have been achieved and gold production is in line with the rates envisioned in the life-of-mine operating plan.

The Phase 2 Definitive Feasibility Study ("DFS") is expected to be published during Q3 2016. The DFS will contain the development plan for the staged Phase 2A and Phase 2B expansions. Restructuring of the Company's debt repayments has allowed the Company to plan on financing Phase 2A from cashflow from the current operations.

The DFS will contain production and cost guidance for the existing operations for 2017 and 2018 which is expected to include additional production from the near-mine satellite deposits as well as the Nkran pit.

[1]**Non-GAAP Performance Measures**

The Company has included certain non-GAAP performance measures in this press release, including cash operating costs, total cash costs and all-in sustaining costs per ounce of gold produced. These non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Cash Operating Costs per ounce and Total Cash Costs per ounce

Cash operating cash costs are reflective of the cost of production, adjusted for share-based payments, by-product revenue and non-cash inventory movements. Total cash costs include production royalties of 5%.

All-in Sustaining Costs Per Gold Ounce

The Company has adopted the reporting of "all-in sustaining costs per gold ounce" ("ASIC") as per the World Gold Council's guidance. ASIC include total cash costs, corporate overhead expenses, sustaining capital expenditure, capitalized stripping costs and reclamation cost accretion.

Enquiries:

For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Wayne Drier - Executive, Corporate Development
Telephone: +1-778-729-0614
Email: wayne.drier@asanko.com

About Asanko Gold Inc.

Asanko's vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company's flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa. The mine is being developed in phases. Phase 1 commenced gold production in January 2016 and declared commercial production on April 1, 2016. Ramp-up to steady state production of 190,000 ounces per annum was achieved in Q2 2016.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

*Asanko has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the "**SEC**") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Asanko uses certain terms, such as, "measured mineral resources", "indicated mineral resources", "inferred mineral resources" and "probable mineral reserves", that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of Asanko which have been filed with securities commissions or similar authorities in Canada).*